

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 12-20-02
1-3215

03006902

February 7, 2003

Michael H. Ullmann
Corporate Secretary and
Associate General Counsel
Johnson & Johnson
Office of the Corporate Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Act 1934
Section
Rule 14A-8
Public
Availability 2/7/2003

Re: Johnson & Johnson
Incoming letter dated December 20, 2002

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Dear Mr. Ullmann:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Johnson & Johnson by the Dominican Sisters (Congregation of the Holy Cross), the Sisters of Mercy of the Americas (St. Louis Province), the Congregation of the Divine Providence Trust, the Covent Academy of the Incarnate Word, the School Sisters of Notre Dame (St. Louis Province), the Providence Trust, Christus Health, Catholic Healthcare Initiatives, the Sisters of St. Joseph (Nazareth, MI), the Mount St. Joseph Convent, the Sisters of Charity of St. Elizabeth, the Congregation of the Sisters of St. Agnes, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, Trinity Health, Catholic Healthcare West, the Sisters of the Presentation of the Blessed Virgin Mary, the Dominican Sisters of Grand Rapids and Progressive Investment Management. We also have received a letter on the proponents' behalf dated January 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director



Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

JOHNSON & JOHNSON
OFFICE OF THE CORPORATE SECRETARY
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933
(732) 524-2464

December 20, 2002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Dominican Sisters, Congregation of Holy Cross*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson (the "Company") to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal and statements in support (the "Proposal") thereof received from the Dominican Sisters, Congregation of Holy Cross, and 18 other shareholders affiliated with the Interfaith Center for Corporate Responsibility (the "Proponents"). The Proposal requests that the Board of Directors of the Company (the "Board") issue a report disclosing: (i) the extent and types of payments/incentives/rebates to doctors, pharmacy benefit managers and other pharmaceutical purchasers, made in order to influence the selection of a particular drug; and (ii) the Company's response to and planned implementation of, the finalized Department of Health and Human Services Standards. A copy of the Proposal is attached hereto as Appendix A.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after March 12, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission"). In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the bases set forth below:

I. Under Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's "ordinary business operations;"

II. Under Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal; and

III. Under Rule 14a-8(i)(3), because the Proposal and statements in support thereof contain many false and misleading statements in violation of Rule 14a-9.

In the alternative, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the Proposal and statements in support thereof, which are set out below, may be omitted from the Company's 2003 Proxy Materials as they are false and misleading, under Rule 14a-8(i)(3).

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with A Matter Relating to the Company's Ordinary Business Operations.

Under well-established precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (avail. May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Moreover, in order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the *subject matter* of the special report . . . involves a matter of ordinary business." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (emphasis added). The Company believes that the Proposal may be excluded from the Company's 2003 Proxy Materials because the subject of the Proposal, as discussed below, intrudes upon the Company's ordinary business operations. [1]

A. The Proposal Relates to the Sale and Advertising of Particular Products.

Any rebates and incentives provided by the Company to doctors, pharmacy benefits managers and other pharmaceutical purchasers fall within the Company's "ordinary business operations" as they relate to the sale, marketing and advertising of the Company's pharmaceutical products. The express language of the Proposal makes clear that this is the Proponents' intent: the Proposal concerns those actions taken "in order to influence the selection of a particular drug".

The ability to make decisions about marketing its products is a fundamental component of management's control of the Company's day-to-day operations, which control is delegated to the Company's management (as opposed to its shareowners) by the laws of the state of the Company's incorporation. *See* Delaware General Corporation Law § 141(a). In evaluating the Company's marketing programs, which include decisions related to providing incentives to certain individuals to encourage the use and distribution of the Company's products, the Company's management reviews various criteria about which the Company's shareowners, as a group, would not be in a position to make informed judgments. For example, such marketing efforts also have the intended benefit of communicating the value and appropriate use of the

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[1] We note that, other than certain shareowner proposals relating to executive and director compensation, the Staff consistently has stated its position not to permit revisions to shareowner proposals under the ordinary business exception. *See, e.g., Z-Seven Fund, Inc.* (avail. Nov. 3, 1999); *Chrysler Corporation* (avail. Mar. 18, 1998).

Company's pharmaceuticals to "doctors, pharmacy benefit managers and other pharmaceutical purchasers" such that their patients receive higher quality care.

The Staff consistently has found that the manner in which a company promotes its products is part of a company's ordinary business operations, and has permitted proposals seeking to regulate promotion and marketing to be excluded under Rule 14a-8(i)(7). For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 1, 2002), the Staff found that Wal-Mart could properly exclude a proposal requesting "a report on Wal-Mart's rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as it adopts in the United States." The Staff noted that "[t]here appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the sale and advertising of a particular product)." Like the *Wal-Mart* proposal, the Proposal addresses a particular category of products sold (i.e., pharmaceutical products) and efforts to promote the sale and understanding of such products (i.e., through rebates and other incentives). *See also J.C. Penney Co., Inc.* (March 30, 2000) (proposal to regulate content of advertising) and *The Quaker Oats Company* (March 16, 1999) (proposal to cause company to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion").

Furthermore, the mere fact that a proposal may be tied to an issue of social policy will not alone remove it from the sphere of "ordinary business operations" *See PepsiCo, Inc.* (avail. Mar. 24, 1993). For example, the Commission and the Staff frequently have taken the position that proposals requiring a company to issue a report on a specific subject may be excludable under Rule 14a-8(i)(7), even if the subject matter of the requested report relates to a social policy issue. In Exchange Act Release No. 20091 (avail. Aug. 16, 1983), the Commission explained that the Staff would "consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [former] Rule 14a-8(c)(7)." And the Staff has concurred that proponents may not circumvent the prohibition on proposals involving ordinary business matters by bundling such matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (avail. Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters").

In fact, the Staff previously has taken the position that proposals similar to the Proposal were excludable under Rule 14a-8(i)(7), despite assertions that the proposals related to significant social policy issues. For example, in *Mead Corp.* (avail. Jan. 31, 2001), the Staff allowed the company to exclude a proposal requesting that the board of directors prepare a report on the current status of the company's environmental risks and liability projection methodology as it related to Mead's ordinary business operations. *See also Dillard Department Stores, Inc.* (avail. Mar. 13, 1997) (company could exclude shareowner proposal requesting that the board of directors report on its Standards for Vendor Partners and review compliance mechanics for vendors, subcontractors and buying agents). Consistent with these no-action letters, the Proposal is excludable as it requests that the Company issue a report regarding the Company's day-to-day operations, namely marketing, pricing strategies and compliance with regulatory standards.

As the Proposal involves the Company's actions with respect to the sale and marketing of its particular products, the Company believes that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7).

B. The Proposal, if Implemented, Would Require the Company to Report on Compliance with Regulatory Requirements.

The Proposal, if implemented also would require the Company to report on its response to, and planned implementation of, the standards to be promulgated by the Department of Health and Human Services ("DHHS"). The obligation of the Company to comply with regulations enacted by the federal government exists regardless of whether the Proposal is implemented. Furthermore, the Company already is subject to significant government oversight, including current Department of Health and Human Services regulations and guidelines regarding rebates, discount arrangements and other activities addressed by the Proposal. The Company's compliance with these requirements, and the manner in which the Company implements those regulatory requirements to which it is subject are part of the Company's day-to-day business operations.

The Staff previously has found that compliance with governmental laws and regulations constitutes ordinary business. For example, in *Duke Power Co.* (avail. Mar. 7, 1988), the Staff concluded that a proposal requiring Duke Power to prepare a report detailing the company's environmental protection and pollution control activities could be omitted from Duke Power's proxy statement because the proposal dealt with "a matter relating to the conduct of the Company's ordinary business operations (i.e., compliance with governmental regulations relating to the environmental impact of power plant emissions)." *See also, Gulf Oil Corp.* (avail. Feb. 4, 1980) (proposal that company not mine uranium without first analyzing technological, environmental, social and cultural impact and submitting environmental impact statement to state authorities properly excluded because the factors to be considered in analyzing environmental impact and the decision to expand disclosure beyond statutory requirements involve ordinary business matters).

As the Proposal requests that the Company issue a report disclosing how it plans to respond to and implement the standards promulgated by DHHS, we believe that the Proposal may be properly excluded as relating to the Company's ordinary business operations.[2]

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement it as the Proposal is vague and indefinite in violation of the proxy rules, and it is possible that the referenced DHHS standards will never be "finalized".

A. The Proposal is Vague and Indefinite in Violation of the Proxy Rules.

The Proposal references standards issued by DHHS in October 2002, but does not give a specific citation for where these standards can be found. Furthermore, it appears that the standards referenced in the Proposal are not final, as the Proposal requests that the Company issue a report on its response to and planned implementation of "the finalized DHHS standards", which report would be made available "two months *after* the standards *have been finalized*." (emphasis added).

The Staff has previously permitted proposals to be excluded where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonably certainly exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Bristol Myers Squibb Co.* (avail. Feb. 1, 1999). In *The Travelers Corporation* (avail. Dec. 11, 1980), a shareowner requested that the company create a shareowners audit committee "to review and make recommendations to the Independent Auditors [sic] any and all phases of their audit pertaining to the welfare of the stockholders." The Staff concurred that the proposal could be excluded as vague and indefinite because, among other things, the proposal was so vague that shareowners could not reasonably determine what they were being asked to vote on. Similarly, in the Proposal, the reference to "new standards" issued by DHHS in October 2002 is sufficiently vague that the Company's shareowners would not know precisely what the Proponents are referring to, without further citation to the proposed standards.

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[2] As discussed in Section II below, however, we believe that the reference to the standards promulgated by DHHS is vague. Therefore we are unable to determine precisely what would be required of the Company in implementing these standards.

Further, as the "finalized standards" have not yet been enacted, the Company's shareowners will not know what they are voting for. Thus, the Proposal is vague and indefinite, as neither the Company nor its shareowners could reasonably be expected to know precisely what the Proponents are requesting. Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(6).

B. The Company Lacks the Power or Authority to Implement the Proposal.

The Proposal requests that the Company issue a report describing "the Company's response to and planned implementation of, the *finalized* DHHS standards" . . . "two months after the standards *have been finalized*" (emphasis added). As discussed above, the Proponents failed to identify what DHHS standards the Proposal references and the Proposal indicates that such standards are not yet final. The Company is not aware when such standards will become final, or if they will ever become final. Neither the Company nor the Proponents have the power or authority to ensure that such standards are finalized. If DHHS never "finalizes" the referenced standards, the Company will lack the ability to implement the Proposal as it could not determine its "response to and planned implementation of the finalized Department of Health and Human Services Standards". *See, e.g., Bank of America Corporation* (avail. Feb. 20, 2001) (granting no-action relief under Rule 14a-8(i)(6) where it was not "within the board's power to *ensure* the election of individuals as director who meet specified criteria" (emphasis added)).

The Company also will lack the authority to implement the Proposal if the DHHS standards are implemented in the immediate future. The Proposal requests that the requested report "be made available to shareholders two months after the standards have been finalized". If the Proposal is included in the Company's 2003 Proxy Materials, the Proposal will be scheduled to be voted upon by the Company's shareowners at the next annual meeting in April 2003. However, if the referenced DHHS standards are "finalized" in January or February of 2003, the Company will be unable to implement the Proposal as two months already will have elapsed by the time the Company's shareholders vote on the Proposal. Therefore, the Proposal is excludable under Rule 14a-8(i)(6) as the Company lacks the power or authority to implement the Proposal.

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9.

A shareholder proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because many statements contained in the Proposal either impugn character, are false or misleading or are vague and indefinite. As discussed in Section III.C. below, the sheer number of statements that must be omitted or substantially revised renders the

Proposal false and misleading as a whole. As stated in Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"), when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. Because the Proposal constitutes the situation contemplated in the position stated above, it should be excluded in its entirety. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein and in the statements in support thereof, we respectfully request that the Staff recommend exclusion of the statements discussed in Sections A. and B. below.

A. The Proposal Contains Statements Lacking Citations or Factual Support.

In the past, the Staff has permitted companies to exclude proposals that did not contain sufficient citations or factual support. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action for exclusion of a proposal where the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. The Staff also has required proposals and supporting statements to be revised where they contain subjective determinations and statements not accompanied by citations or factual support. In *UST Inc.* (avail. Mar. 13, 2000), the Staff required a proposal to be revised to include factual support for various assertions. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal. There, the proponent ambiguously made reference to a "1997 report" and "one Colorado experiment". We believe that many of the statements in the Proposal may be excluded under Rule 14a-9 as false and/or misleading, for the following reasons:

1. The Proponents Fail to Provide Adequate Support for Various Statements Set Forth as Fact in the Proposal.

The Proponents fail to substantiate as fact various statements set forth in the Proposal. Presenting undocumented statistics and information as fact may lead shareowners to place undue reliance on such unsupported statements, thereby materially misleading the shareowners. The Proposal and statements in support thereof set forth the following statements as fact, with no citation, supporting documentation or other corroborating information:

- "Pharmaceutical companies give rebates to pharmacy benefits managers (PBMs) in exchange for putting manufacturers' products on the PBMs list of approved drugs ("formulary")";

- "Estimates state that these [rebate] payments add up to 10% of the $122 billion which Americans spend on prescription drugs every year";

- "Additionally, when a new drug comes on the market, the maker of the old drug often pays the PBMs more money to keep the old drug on the 'formulary,' passing those fees on to consumers in the form of higher prices";

- "PBMs get paid more for doing what increases drug spending, than for decreasing it. Employers, state legislatures, and a current federal investigation question these practices";

- "DHHS is concerned that industry's marketing practices could improperly drive up costs for Medicare and Medicaid";

- "State government budgets, squeezed by rising pharmaceutical costs for employees, have initiated legal actions to: Negotiate directly with pharmaceutical companies; Force PBMs to share rebates with clients and to open their books."

Without factual support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Further, given that these statements make up a substantial portion of the Proposal, the Company believes the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Proposal Purports to Set Forth Direct and Indirect Quotations without Attributing the Statements to any Person or Providing the Proper Support for Such Statements.

The Proposal states that:

- "Critics accuse pharmaceutical companies of hiding such payments from clients and auditors by calling them educational grants, data sales fees, or health management fees";

- "A federal prosecutor in Philadelphia, in demanding certain documents from a pharmacy benefits manager, has suggested that such documents will show secret payments from drug companies to support the preference for certain drugs"; and

- "Some have called this a "market structure based on reverse and perverse economics"; PBMs get paid more for doing what increases drug spending, than for decreasing it."

Each of these statements purports to be made by a specific person but the Proposal provides no identifying information as to the identity of the "critics", the "federal prosecutor" or who falls within the term "some". This lack of substantiation prevents shareowners from evaluating the statements attributed to these individuals and may cause shareowners to place undue reliance on such unsupported statements, thereby materially misleading them in violation of the proxy rules. In addition, the Proponents provide no citation, documentation or other substantiating information to establish the accuracy of the statements supposedly made by the unidentified individuals, nor any information as to where shareowners can read these statements in context.

3. The Reference to the New Standards Issued by DHHS is Vague and Indefinite.

The reference in the Proposal to the new standards issued by DHHS, on which the Proponents request that the Company issue a report, does not give a citation to what standards the Proponents are concerned with, but simply notes the "new standards" issued by DHHS in October 2002. The Proposal then asks for a report disclosing "[t]he company's response to and planned implementation of, the finalized DHHS standards." The ambiguous reference to new standards issued in October 2002 and the "finalized standards" on which the Company should report is vague and indefinite and thus is misleading to the Company's shareowners, as they will not know what they are voting for or what the consequences of their vote may be.

B. The Proposal Impugns the Character, Integrity or Personal Reputation of the Company

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareowner proposal where it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 states that excludable statements may include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has concurred that statements that impugn character, integrity or reputation or make charges concerning improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See Philip Morris Cos. Inc.* (avail. Feb. 7, 1991); *Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); *Standard Brands* (avail. Mar. 12, 1975).

The Proposal contains many unsupported assertions that impugn the character of the Company by implying that the Company engages in improper conduct. Although the Proposal is framed generally in terms of eliciting a report on various matters, the Proposal implies that the Company is engaging in the illegal, improper and immoral conduct described therein by referring to pharmaceutical companies and drug companies in general. For example, the Proposal:

(i) claims that critics assert that pharmaceutical companies are guilty of "hiding such payments from clients and auditors";

(ii) references a federal prosecutor who has suggested that documents requested from a pharmacy benefits manager will show "secret payments from drug companies to support the preference for certain drugs"; and

(iii) includes a statement that DHHS is concerned that the industry's marketing practices "could improperly drive up costs for Medicare and Medicaid" and that when a new drug comes on the market, the maker of the old drug "often pays the PBMs more money to keep the old drug on the 'formulary,' passing on those fees to consumers in the form of higher prices."

Such quotations from unnamed sources are precisely the types of misleading indirect attempts to impugn the Company's reputation that are prohibited by Rule 14a-9.

Because the various assertions that comprise the Proposal are unsubstantiated and instead rely on innuendo and indirect attempts to impugn the reputation of the Company, and because the Proposal contains a number of other false and misleading statements, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

C. The Extensive Number of Omissions and Revisions Required to the Proposal Render it False and Misleading as a Whole.

Under the foregoing precedents, virtually every sentence of the Proposal and Supporting Statement potentially violates Rule 14a-9. In fact, in the entire Proposal, only one factual premise is accompanied by any citation at all, and even that citation (to the New England Journal of Medicine (Feb. 14, 2002)) does not give sufficient information to determine the precise location of the supporting facts. Because of the extent of these issues, the Proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules. Accordingly, under the standard set forth in SLB 14, it is appropriate to exclude both the Proposal and the entire Supporting Statement as materially false or misleading.

Because of the extent to which the Proposal contains false and misleading statements, vague and indefinite statements and statements that impugn character, they should be excluded in their entirety, consistent with SLB 14. In the alternative, if the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, I respectfully request that the Staff recommend exclusion of the statements discussed above. In the event that the Staff permits the Proponents to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that the Proponents must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize the 2003 Proxy Materials.

CONCLUSION

Based on the foregoing, the Company hereby respectfully requests that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. In the alternative, the Company believes the Staff should require the Proposal to be revised as discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at Johnson & Johnson at (732) 524-2464, or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653, if we can be of further assistance in this matter.

Regards,

Michael H. Ullmann
Corporate Secretary and
Associate General Counsel

cc: Dominican Sisters, Congregation of Holy Cross (lead proponent)
Distribution List attached with 18 other shareholders who are co-sponsors
Amy L. Goodman, Esq.

APPENDIX A

JOHNSON & JOHNSON

PAYMENTS REPORT

WHEREAS:

The filers of this resolution believe that disclosure and transparency are necessary components for a company's *credibility at this time;*

Pharmaceutical companies give rebates to pharmacy benefits managers (PBMs) in exchange for putting manufacturers' products on the PBMs list of approved drugs ("formulary");

Estimates state that these payments add up to 10% of the $122 billion which Americans spend on prescription drugs every year;

Critics accuse pharmaceutical companies of hiding such payments from clients and auditors by calling them educational grants, data sales fees, or health management fees;

A federal prosecutor in Philadelphia, in demanding certain documents from a pharmacy benefits manager, has suggested that such documents will show secret payments from drug companies to support the preference for certain drugs;

In October 2002, the Department of Health and Human Services (DHHS) issued new standards, prohibiting pharmaceutical companies from offering, to healthcare professionals, financial incentives or other tangible benefits to encourage or recommend particular drugs;

By law, pharmaceutical companies must give Medicaid their lowest retail price ("best price") which must take into consideration the financial incentives that manufacturers have given PBMs. The more rebates, the lower the price of the drug.

However, if drug manufacturers do not call the payment a "rebate," they do not have to factor the payment into the "best price" calculations.

Additionally, when a new drug comes on the market, the maker of the old drug often pays the PBMs more money to keep the old drug on the "formulary," passing on those fees to consumers in the form of higher prices;

Some have called this a "market structure based on reverse and perverse economics;" PBMs get paid more for doing what increases drug spending, than for decreasing it. Employers, state legislatures, and a current federal investigation question these practices.

DHHS is concerned that industry's marketing practices could improperly drive up costs for Medicare and Medicaid;

State government budgets, squeezed by rising pharmaceutical costs for employees, have initiated legal actions to:

Negotiate directly with pharmaceutical companies;
Force PBMs to share rebates with clients and to open their books;

The American Medical Association (AMA) has launched a campaign, reminding members about their ethical guidelines to avoid pharmaceutical company rewards for writing prescriptions;

The New England Journal of Medicine (Feb. 14, 2002) reported that marketing to physicians remains the primary focus of drug company marketing efforts, representing approximately $13.2 billion in 2000;

The filers of this resolution believe that, for the good name of our company, transparency with regard to these payments is necessary at this time.

Therefore Be It Resolved: Shareholders request the Board of Directors to issue a report disclosing:

1. The extent and types of payments/incentives/rebates to doctors, pharmacy benefit managers and other pharmaceutical purchasers, made in order to influence the selection of a particular drug;
2. The company's response to and planned implementation of, the finalized DHHS standards.

The Report, prepared at reasonable cost and omitting proprietary information, would be made available to shareholders two months after the standards have been finalized.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Johnson & Johnson

Via fax

Dear Sir/Madam:

I have been asked by the Dominican Sisters (Congregation of the Holy Cross), the Sisters of Mercy of the Americas (St. Louis Province), the Congregation of Divine Providence Trust, the Convent Academy of the Incarnate Word, the School Sisters of Notre Dame (St. Louis Province), the Providence Trust, Christus Health, Catholic Health Initiatives, the Sisters of St. Joseph (Nazareth, MI), the Mount St. Joseph Convent, The Sisters of Charity of St. Elizabeth, the Congregation of the Sisters of St. Agnes, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, Trinity Health, Catholic Healthcare West, the Sisters of the Presentation of the Blessed Virgin Mary, the Dominican Sisters of Grand Rapids and Progressive Investment Management (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner (owning in the aggregate close to 1,000,000 shares) of shares of common stock of Johnson & Johnson (hereinafter referred to as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 20, 2002, sent to the Securities & Exchange Commission by the Company, in which J&J contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for a report disclosing (i) "the extent and types of payments/incentives/rebates to doctors, pharmacy benefit managers . . . made in order to influence the selection of a particular drug" and (ii) the Company's plans to implement guidelines on this matter proposed by the Department of Health and Human Services.

BACKGROUND

For years there has been widespread talk about escalating drug costs. That this has been viewed as a national problem needs no documentation, other than a reference to the fact that both national parties, as well as President Bush, have claimed that combating high drug costs was one of their highest priorities.

An example of current public attitudes toward the drug industry may be seen in a poll conducted by *The Wall Street Journal* and published on July 12, 2002. In answer to the question "which industry's price increases over the past couple of years have been the least justified", the industry which came in first (39%) was "prescription drugs" (beating out the more general category of "health care", which came in second at 30%, thus giving the drug industry, which is part of health care, a total of 69%). In answer to the question "what is your view of pharmaceutical companies", 54% reported somewhat or very negative, contrasted with 21% somewhat or very positive (very negative beat very positive by 29% to 5%). In answer to the question "which industry has stopped listening and being sensitive to their consumers", health care (at 36%) beat out drug makers (at 34%), but the combined total for the industry of which pharmaceuticals is a part came in at 70%. Such attitudes, if they remain unchanged, could well lead to greater regulation of the industry and/or attempts to limit drug industry profits. The reason for this negative impression of pharmaceutical manufacturers is not difficult to fathom. An accompanying graph showed that spending on prescription drugs had tripled from 1991 to 2001.

One aspect of the high cost of drugs that has received somewhat less public exposure, but has been thought by some to be perhaps a major contributor to the problem, is the fact that drug companies regularly make payments to doctors and pharmacy benefit managers. The fear is that these payments may unduly influence the recipients to purchase the pharmaceutical company's products rather than generics or to prescribe excessive quantities of drugs. For example, as described below, doctors may be paid to attend a "seminar" at which they receive lectures about the benefits of some drug. The fear that this type of commercial bribery may be having a deleterious effect on efforts to keep down drug costs has recently galvanized action on several fronts.

For example, during the 107th Congress, Representative DeFazio D OR), on behalf of himself and 18 other representatives, introduced HR 5037 (the "Drug Company Gift Disclosure Act") which would have required prescription drug manufacturers to disclose the value and purpose of gifts provided in connection with detailing, promotional, or other marketing activities.

On the state level, Vermont has enacted legislation which included the essence of Representative DeFazio's bill. Public Act 127, signed by the Governor on June 13, 2002, provides in Section 2005(A)(1):

> ANNUALLY ON OR BEFORE JANUARY 1 OF EACH YEAR, EVERY PHARMACEUTICAL MANUFACTURING COMPANY SHALL DISCLOSE TO THE VERMONT BOARD OF PHARMACY THE VALUE, NATURE AND PURPOSE OF ANY GIFT, FEE, PAYMENT, SUBSIDY OR OTHER ECONOMIC BENEFIT PROVIDED IN CONNECTION WITH DETAILING, PROMOTIONAL OR OTHER MARKETING ACTIVITIES BY THE COMPANY, DIRECTLY OR THROUGH ITS PHARMACEUTICAL MARKETERS, TO ANY PHYSICIAN, HOSPITAL, NURSING HOME, PHARMACIST, HEALTH BENEFIT PLAN ADMINISTRATOR OR ANY OTHER PERSON IN VERMONT AUTHORIZED TO PRESCRIBE, DISPENSE, OR PURCHASE PRESCRIPTION DRUGS IN THIS STATE. DISCLOSURE SHALL BE MADE ON A FORM AND IN A MANNER PRESCRIBED BY THE BOARD. INITIAL DISCLOSURE SHALL BE MADE ON OR BEFORE JANUARY 1, 2004 FOR THE 12-MONTH PERIOD ENDING JUNE 30, 2003.

An article that appeared in *The New York Times* (June 13, 2002) stated:

> Amid rising concern about the cost of prescription drugs, Vermont is expected today to become the first state in the nation to require pharmaceutical companies to disclose their gifts and cash payments to doctors, hospitals and other health care providers.
>
> "Drug companies are giving doctors free dinners and flying them to Florida for a vacation," said Vermont's governor, Howard Dean, a Democrat. He plans to sign the disclosure bill, which has been passed by both houses of the Legislature, in Montpelier, the state capital, today.
>
> Governor Dean, a doctor who has talked of seeking the presidency on a health care platform, said he thought such gifts could influence physicians to prescribe certain drugs -- often the most expensive ones. Vermont officials hope the disclosure requirement will force doctors and drug companies to change their behavior. . . .
>
> "The patient needs to know whether the doctor is prescribing drugs based on good sound medical practice or whether he has been influenced by gratuities from the manufacturer," said Richard T. Moore, a Massachusetts state senator who has introduced legislation there to force doctors to disclose gifts from drug companies.

The drug industry spent $19 billion last year on advertising and promotion -- more than double the $9.1 billion it spent five years ago, according to IMS Health, a consulting firm. About half that consists of the value of free drug samples given to doctors. The rest includes the cost of sales representatives, gifts to doctors and advertising. . . .

Earlier this year, the Pharmaceutical Research and Manufacturers of America, the industry trade group, revised its ethics guidelines to make it clearer that certain gifts -- particularly those related to entertainment rather than education -- are inappropriate.

The industry has long had rules aimed at limiting such practices, but many companies appeared to ignore them, perhaps because the rules were too vague. The new guidelines go into effect on July 1.

"We now consider theater tickets and sporting events to be inappropriate," said Jeff Trewhitt, a spokesman for the trade group.

The issue has caught the attention of state legislators as they seek ways to slow the increasing cost of drugs paid for by Medicaid programs, which provide health care to the poor. At the same time, elected officials are hearing complaints from elderly constituents who lack drug coverage and say they cannot afford the medicines that their doctors have prescribed and that they see advertised on television.

Marjorie Powell, assistant general counsel at the pharmaceutical manufacturers' group, said the industry had not taken a position on the Vermont legislation. "We'll be interested to see how the state implements it," she said.

The Vermont law would require drug companies to disclose any gift or payment of $25 or more to doctors, hospitals, nursing homes, pharmacists or health insurers for the purpose of marketing their products. The companies would not have to disclose the value of free drug samples or medical student scholarships.

State officials said they planned to make the information available to the public, possibly via the Internet, so that patients can see what gifts their doctors have accepted.

The measure had broad support from both Republicans and Democrats and from the Vermont Medical Society. Yesterday, the American Medical Association said it supported the bill's intent. "The ideal circumstance is that no inappropriate gifts are offered or received," said Dr. Richard F. Corlin, the association's president.

The only state with a similar law is Minnesota, which in the mid-90's prohibited companies from giving gifts valued above $50 to doctors or other health care providers.

A Vermont Senate leader, Peter E. Shumlin, a Democrat who sponsored the bill, said drug companies appeared to have "a two-pronged marketing strategy."

"They get consumers to want the drugs and then make it pleasurable for the doctor to prescribe them," Mr. Shumlin said. "It is just getting more and more out of control."

The industry's guidelines would continue to allow drug companies to pay doctors for services like consulting or to give speeches about drugs before other physicians.

In a recent example, Shire Laboratories invited a group of psychiatrists to dinner at the Omni Berkshire Place Hotel in Manhattan on April 25. The doctors were paid $300 for their participation in an "advisory board meeting," according to the invitation, where they were asked to discuss how the company's drug Carbatrol could be used to treat bipolar disorder. Vermont's legislation would require disclosure of such cash payments. Carbatrol, an epilepsy medication, has not been approved by the F.D.A. to treat patients with bipolar disorder, but physicians are free to prescribe drugs as they see best.

A spokeswoman for Shire, Michele Roy, said the company had paid the doctors for their expert advice about the drug. "This was not a gift," she said. "The honorarium was compensation for the time they gave us."

On January 1, 2003, four Massachusetts state senators introduced S.B. 551, "An Act Discouraging Fraudulent Marketing Practices by the Pharmaceutical Industry" which would require all doctors and hospital pharmacies in the Commonwealth to report all gifts received from pharmaceutical manufacturers as a condition to the bi-annual renewal of their medical license.

In addition to concern in the Congress and in the state legislatures, the Department of Health and Human Services has also shown concern. On September 26, 2002, it proposed a "Compliance Program Guidance for Pharmaceutical Manufacturers". See 67 Fed Reg 62057 (October 3, 2002).

After having identified "kickbacks and other illegal remuneration" as one of "three major potential risk areas for pharmaceutical manufacturers", the proposed Guidance states

> *b. Kickbacks and Other Illegal Remuneration.* Pharmaceutical manufacturers, as well as their employees and agents, should be aware of the Federal anti-kickback statute, and the constraints it places on the marketing and promotion of products reimbursable by the Federal health care programs. The anti-kickback statute is a criminal prohibition against payments (in any form, whether the payments are direct or indirect) made purposefully to induce or reward referrals of Federal health care business. The anti-kickback statute potentially implicates not only the offer or payment of anything of value for patient referrals, but also the offer or payment of anything of value in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or ordering of any item or service reimbursable in whole or part by a Federal health care program. Under certain circumstances, a violation of the anti-kickback statute may give rise to liability under the False Claims Act. . . .

(2) *Relationships with Physicians and Other Health Care Professionals*. Pharmaceutical manufacturers and their agents may have a variety of remunerative relationships with physicians and other health care professionals who order or prescribe their products. As these relationships may implicate the anti-kickback statute, they should be examined carefully. Relationships with particular parties should be evaluated individually and in the aggregate. The following discussion highlights some of the most significant areas of potential risk.

"Switching" arrangements. As noted in the 1994 Special Fraud Alert (59 FR 65372; December 19, 1994), product conversion arrangements (also known as "switching" arrangements) are suspect under the anti-kickback statute. Switching arrangements involve pharmaceutical manufacturers offering pharmacies, PBMs, physicians or other prescribers cash payments or other benefits each time a patient's prescription is changed to the manufacturer's product from a competing product. This activity implicates the statute, and, while such programs may be permissible in certain managed care arrangements, manufacturers should review any marketing practices utilizing "switching" payments in connection with products reimbursable by Federal health care programs very carefully. In addition, arrangements that have the effect of rewarding switching indirectly should also be carefully reviewed. Such arrangements include payments by pharmaceutical manufacturers to pharmacies, PBMs, or others for contacting patients or their physicians to encourage them change a prescription from another product to the company's product, and discounts or rebates based on movement of market share.

Consulting and advisory payments. Pharmaceutical manufacturers frequently engage physicians and other health care professionals to act as "consultants," "advisors," or "researchers" in connection with various types of marketing and research activities. For instance, pharmaceutical manufacturers may engage physicians to perform research, data collection, and consulting services, to serve on advisory boards, to participate in focus groups, or to speak at meetings. While there may be legitimate purposes to these arrangements, they pose a substantial risk of fraud and abuse; without appropriate safeguards, they can result in payments for referrals.

Pharmaceutical manufacturers should ensure that they (and their sales agents) compensate health care professionals only for providing actual, reasonable, and necessary services and that the arrangements are not merely token arrangements created to disguise otherwise improper payments. Moreover, payments should be fair market value for the services rendered, and manufacturers should take steps to ensure appropriate documentation of the fair market value determination, as well as the performance of the services. Whenever possible, the OIG recommends that consulting and advisory arrangements be structured to fit in the personal services safe harbor (42 CFR 1001.952(d)).

Other remuneration. Pharmaceutical companies and their employees and agents engage in a number of other arrangements that offer benefits, directly or indirectly, to physicians or others in a position to make or influence referrals. These arrangements potentially implicate the anti-kickback statute. They include:

. Entertainment, recreation, travel, meals, or other benefits in association with *information or marketing presentations;*

. Sponsorship or other financing related to third-party educational conferences and meetings attended or taught by physicians or others in a position to generate or influence referrals;

. Scholarships and educational funds;

. Grants for research and education; and

. Gifts, gratuities, and other business courtesies.

These practices raise a particular risk where they involve parties in a position to prescribe or order the manufacturer's products or to influence such prescriptions or orders. These parties include physicians and other health care professionals, as well as PBMs, GPOs, hospital systems, and the like.

With respect to these practices, a good starting point for compliance purposes is the "PhRMA Code on Interactions with Healthcare Professionals" (the "PhRMA Code"), a voluntary code promulgated by the Executive Committee of the Pharmaceutical Research and Manufacturers of America (PhRMA), that became effective July 1, 2002. It is available through PhRMA's Web site at *http://www.phrma.org.* The PhRMA Code provides useful guidance for evaluating relationships with physicians and other health care professionals. The OIG recommends that pharmaceutical manufacturers at a minimum comply with the standards set by the PhRMA Code. Arrangements that fail to meet the minimum standards set out in the PhRMA Code are likely to receive increased scrutiny from government authorities.

While the PhRMA Code provides important and practicable benchmarks for manufacturers and government when evaluating practices involving gifts, gratuities, and other benefits, it must be understood that compliance with the relevant sections of the PhRMA Code will not necessarily protect a manufacturer from prosecution or liability for illegal conduct. Thus, all arrangements should be reviewed with the following issues, among others, in mind:

. Is the gift or other benefit made to a person in a position to generate or influence business for the paying party?

. Does the gift or other benefit take into account, directly or indirectly, the volume or value of business generated (*e.g.*, is the payment or gift only given to persons who have prescribed or agree to prescribe the product)?

. Is the gift or benefit more than nominal in value and/or does it exceed the fair market value of any legitimate service rendered to payer?

. Is the gift or benefit unrelated to any services at all other than the referral of Federal health care business?

(3) *Relationships with Sales Agents*. Sales agents, whether employees or independent contractors, are in the business of recommending or arranging for the purchase of the items or services they offer for sale on behalf of the pharmaceutical manufacturer they represent. Accordingly, any compensation arrangement between a pharmaceutical manufacturer and a sales agent for the purpose of selling health care items or services that are directly or indirectly reimbursable by a Federal health care program potentially implicates the anti-kickback statute, irrespective of the methodology used to compensate the agent. In addition, sales agents may engage in improper marketing and promotional activities that may give rise to manufacturer liability. Of particular concern are situations in which a sales agent's express or implied duties include offering or paying remuneration (in any form) to purchasers or prescribers of the pharmaceutical manufacturer's products or in which a sales agent's compensation methodology creates an undue incentive to engage in aggressive marketing or promotional practices.

As an initial matter, the safe harbors for personal services arrangements and employment, 42 CFR 1001.952(d) and (i), are available to protect many compensation arrangements with sales agents. While compliance with safe harbors is voluntary and failure to comply does not necessarily mean that an arrangement violates the anti-kickback statute, the OIG strongly recommends that manufacturers structure their relationships with their sales force to fit in a safe harbor whenever possible. Compensation arrangements with sales personnel that do not fit in a safe harbor should be reviewed carefully.

It is in a pharmaceutical manufacturer's best interests to: (i) Develop a regular and comprehensive training program for its sales force, including refresher and updated training on a regular basis, either in person or through newsletters, memoranda, or the like; (ii) institute and implement corrective action and disciplinary policies applicable to sales agents who engage in improper marketing; (iii) avail itself of the advisory opinion process if it has questions about particular practices used by its sales force; and (iv) establish an effective system for tracking, compiling, and reviewing information about sales force activities.

c. *Drug Samples*. The provision of drug samples is a widespread industry practice that can benefit patients, but can also be an area of potential risk to a pharmaceutical manufacturer. The Prescription Drug Marketing Act of 1987 (PDMA) governs the distribution of drug samples and forbids their sale. 21 U.S.C. 353(c)(1). A drug sample is defined to be a unit of the drug "that is not intended to be sold * * * and is intended to promote the sale of the drug". 21 U.S.C. 353(c)(1). Failure to comply with the requirements of PDMA can result in PDMA sanctions. In some circumstances, if the samples have monetary value to the recipient (*e.g.*, a physician) and are used to treat Federal health care program beneficiaries, the provision of samples may also trigger potential False Claims Acts or kickback liability.

Pharmaceutical manufacturers should closely follow the PDMA requirements (including all documentation requirements). In addition, manufacturers can minimize their risk of liability by (i) training their sales force to inform sample recipients in a meaningful manner that samples may not be sold or billed; (ii) clearly and conspicuously labeling individual samples as units that may not be sold; and (iii) including on packaging and any documentation related to the samples (such as shipping notices or invoices) a clear and conspicuous notice that the samples are subject to PDMA and may not be sold. Recent government enforcement activity has focused on instances in which drug samples were provided to physicians who, in turn, sold them to the patient or billed them to the Federal health care programs on behalf of the patient.

The Compliance Program Guidance proposed by the Department of Health and Human Services was promptly criticized by a *Boston Globe* editorial entitled "Pushing Drugs" (October 6, 2002) which stated:

> Since prescription drugs are the fastest-growing part of the nation's health care bill, it makes sense for the federal government to stop industry salesmen from buying the allegiance of doctors and HMO pharmacy managers with thinly disguised bribes. Not only do these distort professionals' choices of the best medicine for their patients; they also drive up the cost of drugs.
>
> Unfortunately, the latest move by the Department of Health and Human Services to crack down on questionable marketing practices appears to fall short of what is needed. Last week the inspector general of the department issued a draft report of new guidelines for the industry. Consumer advocates criticize them for being voluntary, vague, and unenforceable. It is already against the law for companies to offer customers the most blatant kickbacks. But a Boston case settled a year ago shows how flagrant the violation must be to draw the fire of prosecutors. A maker of a prostate cancer drug was charged with offering cash prizes to the doctors who switched the most patients from other medications to the company's. More commonly, doctors and HMO pharmacy managers are plied with meals, trips, gifts, and generous consulting contracts.
>
> The inspector general's report makes no clearer at which point the small-bore inducements become illegal kickbacks. The most workable policy might be an across-the-board ban, down to ballpoint pens and prescription pads. The Web site nofreelunch.org touts a "pen amnesty," in which doctors can turn in their drug company pens for ones bearing the "No Free Lunch" logo. . . .
>
> There is little doubt that all the payola has its effect on physicians' prescription practices. After a drug company-sponsored conference for doctors at a Caribbean resort in 1992, pharmacy records showed a jump in prescriptions for the company's intravenous cardiac

medicine. The companies would not spend billions on marketing if they were not getting something for their money.

The new HHS guidelines lamely suggest that the companies at least follow their own industry's new voluntary guidelines, which were issued in April. While these restrict free entertainment for doctors, they permit other forms of payment. This acceptance of a corrupt practice discredits both doctors and the industry.

An editorial in the September 10, 2001 edition of *The New York Times* began:

The public image of the medical profession has been hurt by doctors who accept freebies from pharmaceutical companies.

Numerous other evidence of public concern could be enumerated, such as recent articles on pharmacy-benefit managers in *The Wall Street Journal* (August 14, 2002; lead article, first page) and in *U.S. News & World Report* (August 12, 2002, entitled "When is a rebate a kickback?").

As noted in the DHHS release and Boston Globe editorial, the Pharmaceutical Research and Manufacturers of America has promulgated a weak, voluntary code in an attempt to deal with the problem. Another professional association has within the past month become sufficiently alarmed that it has proposed news rules for its members to try to reduce the influence of the pharmaceutical industry over medical choices made by doctors. According to *The Wall Street Journal* (January 3, 2003):

The nonprofit overseer of continuing medical-education courses for doctors is expected to propose stiffer rules Tuesday to combat drug-industry influence on the programs.

The requirements, which could take effect this fall, would close several backdoors that have allegedly allowed drug makers to affect the content of courses they fund. The rules are "another step toward the prevention of commercial bias by keeping a separation between commercial interests and the content of continuing medical education," says Murray Kopelow, chief executive of the Accreditation Council for Continuing Medical Education, Chicago, which regulates the CME system.

Current safeguards are supposed to keep industry funding from turning educational courses into marketing sessions, but repeated instances of overt or subtle bias in favor of sponsors and their products have raised questions about the effectiveness of the system. Industry provided $729 million, or more than 60% of the total funds, for continuing medical education courses in 2001, according to the accreditation council. That gives the drug industry too great a role in setting the agenda for physician medical education, some critics contend.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The information set forth above under the heading "Background" makes it abundantly clear that the Proponents' shareholder proposal raises a significant policy issue.

The Company argues, in the words of its subheading "A", that the shareholder proposal "Relates to the Sale and Advertising of Particular Products". On the contrary, the Proponents' shareholder proposal most emphatically does not deal with a 'particular product". It deals with the entire manner by which J&J does business, by engaging in commercial bribery by giving "freebies" (NY Times) which are "thinly disguised bribes" (Boston Globe) and engaging in "a corrupt practice [that] discredits both doctors and the industry" (Boston Globe).

Nor does the Proponents' shareholder proposal request a report on compliance with "Regulatory Requirements", as contended in part "B" of the Company's argument. The problem is that there is inadequate regulation in the area. The proposed DHHS Guidance is not binding, and even if it were, as noted by the Boston Globe editorial, it is inadequate. Similarly, the trade association's April code is neither a regulatory requirement nor is it binding on J&J since compliance with it is voluntary. Finally, the kickback law, referred to in the DHHS Guidance, is of limited applicability, since it only applies to "Federal health care programs", as defined in 42 U.S.C. 1320a-7b(f):

> (1) any plan or program that provides health benefits, whether directly, through insurance, or otherwise, which is funded directly, in whole or in part, by the United States Government (other than . . .) or
> (2) any State health care program, as defined in section 1128(h)

Since they are limited to programs funded by the government, which is a very limited subset of medical programs and cannot possibly include those without any medical insurance at all, neither the Federal kickback law nor any Guidance promulgated by DHHS is of general applicability. Therefore, the Proponents' shareholder proposal, which is of general applicability, is not a request to comply with Federal law or regulations.

Finally, the portion of the proposal, which deals with the Company's response to the DHHS Guidance, is not a matter of reporting on compliance with "Regulatory Requirements" since the Guidance contains no requirements but rather is purely voluntary and advisory. Indeed, the draft guidelines specifically state: "This guide is not a compliance program." (Second paragraph of introduction.)

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(6)

It stretches credulity to believe that the shareholders will not know what they are voting on. It is not necessary to know the final wording of the DHHS Guidance in order to be able to vote intelligently on the shareholder proposal. All shareholders need do is decide whether they want a report on how the Company will implement these guidelines, if at all, once the government has promulgated them.

The Company's argument that it lacks the power to implement the proposal is wholly dependent on the assumption that the Guidelines will be promulgated by DHHS prior to late-February. Since the Company's annual meeting will be held in late April, if the Guidance is promulgated on, say, March 1, it would be possible for the Company to meet the two month time period in the proposal since the report would be due after the conclusion of the annual meeting. Although one cannot be certain as to when DHHS will act, since the comment period extended into December, it would appear unlikely that it will act prior to March 1. We suggest that the Staff reject the Company's argument at this time, with the understanding that the Company can renew its request if DHHS acts prior to sixty days before the annual meeting.

RULE 14a-8(i)(3)

We do not believe that the shareholder proposal rule requires proponents to include (in the form of the proposal which appears in the proxy statement) citations for all factual statements made. Instead, it has been the Staff practice to require that such support be supplied to the registrant so that the registrant can check the accuracy of the statement. Nevertheless, were the Staff to request that one or more of these citations be placed in the form of the proposal actually included in J&J's proxy statement, we would, of course, be pleased to comply.

We find it difficult to believe that the Company does not carefully examine articles in major publications that are critical of its industry and that it is therefore unfamiliar with the sources of the various statements made by the Proponents. To aid them, we supply the following information as to the origin of the various whereas clause statements:

1.

Second whereas paragraph ("Pharmaceutical"): First page Wall Street Journal article on August 14, 2002.

Third whereas paragraph (Estimates"): U.S. News & World Report article entitled "When is a Rebate a Kickback? (August 12, 2002).

Ninth whereas paragraph ("Additionally"): Wall Street Journal article of August 14, 2002.

Tenth whereas paragraph ("PBMs"): U.S. News article of August 12, 2002; actions in the state legislatures of Vermont, Minnesota and Massachusetts were set for in the prior portion of this letter entitled "Background".

Eleventh whereas clause ("DHHS"): New York Times article of October 1, 2002, entitled "Drug Industry Is Told to Stop Gifts to Doctors".

Twelfth whereas clause ("State"): Wall Street Journal article of August 14, 2002.

We do not believe that any of the whereas clauses referred to above are matters of opinion, but if the Staff were to disagree as to one or more, we would be willing to revise the proposal to so state.

2.

Fourth whereas clause ("Critics"): U.S. News article of August 12, 2002.

Fifth whereas clause ("A federal"): Wall Street Journal article of August 14, 2002.

Tenth whereas clause ("Some"): U.S. News article of August 12, 2002.

3.

We do not believe that the reference in the sixth whereas clause is vague. DHHS issued but one rulemaking on the topic. We would, of course, were the Staff to so request, amend the proposal by adding a reference to the "Draft OIG Compliance Program Guidance for Pharmaceutical Manufacturers" and/or the citation in the Federal Register.

B.

Accurately reported statements about the industry in which J&J operates cannot be either false or misleading. Nor, as detailed immediately above, are they from "unnamed sources".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael U. Ullmann, Esq.
All proponents
Sister Pat Wolf

To: Grace Lee
FAX: 202-942-9525

From Paul M. Neuhauser
Tel : 941-349-6164
FAX: 941-349-6164

Re: Shareholder proposal submitted to Johnson & Johnson re payments to doctors and pharmacy managers.

Number of pages, including this page = 15

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 20, 2002

The proposal urges the board to issue a report disclosing: (1) the extent and types of payments/incentives/rebates to doctors, pharmacy benefit managers and other pharmaceutical purchasers, made in order to influence the selection of a particular drug; and (2) the company's response to, and planned implementation of, the finalized standards of the Department of Health and Human Services.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., sale and advertising of particular products). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson & Johnson relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor